Exhibit 9

Annex IV

Reasons and Economic and Financial Consequences of the Reorganization.

ANNEX IV TO THE PRELIMINARY REORGANIZATION AGREEMENT

Reasons and Economic and Financial Consequences

of the Reorganization

The corporate reorganization is made with the purpose of obtaining significant operative and economic advantages in connection with (i) achieving a higher operative efficiency, (ii) an optimized use of available resources and (iii) taking advantage of, and unifying, the company’s technical, administrative and financial structures. It is also made to avoid the relating additional costs, derived from the existence of differential operative procedures and from different legal entities corporate governance and internal audit structures. In addition, the reorganization will allow the implementation of policies, strategies and objectives from a services’ converging perspective.

The national and international trend of telecommunications and media services is their convergence. This means that the transmission of voice, data, sound and image, both fixed and wireless, converge towards a sole platform to provide such services to clients.

To achieve this objective, it is necessary to develop and execute business plans consistent with a converging vision of operative and commercial platforms, network platforms and clients platforms.

During Fiscal Year 2016, the Telecom Group defined its strategic vision of “being the leading company in solutions and services of converging connectivity with an agile structure centered in our clients”

To implement the above-mentioned strategy, it is essential to develop new ways of work, by projects or by initiatives, where work in multidisciplinary teams will be necessary to carry out the Telecom Group’s operation. For that purpose, it is necessary to simplify the corporate structure of the Telecom Group. Among other actions, this is intended to turn the transformation process into a competitive advantage sustainable in time.

The technological convergence creates operative needs to face the market’s current and new challenges, which will be more efficiently satisfied with a merged corporate structure.

Likewise, the regulatory framework has incorporated the “convergence” concept, which makes it necessary to develop new services and offers under a sole structure, with a cost/benefit efficient equation, thus ensuring rentability to the shareholders and contributing advantages in the quality of the services provided to the different clients’ segments.

Based on the foregoing, it is our intention that the Reorganization have the following economic financial consequences: i) the shareholdings of the current minority

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shareholders of Telecom Argentina will not be affected, since all the assets and liabilities of the Absorbed Companies shall be incorporated without any Distributable Net Amounts being capitalized; therefore, the minority shareholders will not be diluted; ii) the liquidity of Telecom Argentina’s Class B Shares in the securities markets is expected to increase, since more Telecom Argentina’s Class B Shares will enter the market resulting from Nortel’s Share Distribution Ratio, as a consequence of their exchange for Nortel’s Preferred B Shares and the conversion of Telecom Argentina’s Class A Shares taken into account in such Distribution Ratio; iii) the dividend flow to all shareholders will be direct, as a result of the dissolution without liquidation of Nortel, Sofora and Telecom Personal; iv) savings in the item Fees and other related costs are foreseeable due to the elimination of multiple boards of directors, supervisory committees, audit committees and other corporate governance structures; v) operations shall be carried out by Telecom Argentina in a unified way and services shall be provided by a sole company, with the intention of improving the competitive position of the Company, in its operative efficiency; in the quality of the services and in customer care, resulting from the expected convergence of services; vi) it is expected to achieve other synergies and cost savings from the convergence of operations and the simplification of operative processes, and vii) the consolidation of the common guaranty of the Telecom Group’s creditors in Telecom Argentina, improving its creditworthiness and enhancing the financial alternatives for its operations.

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